Filed Pursuant to Rule 433
Registration Statement No. 333-180488

BANK OF AMERICA CORPORATION

MEDIUM-TERM NOTES, SERIES L

$2,000,000,000

5.000% SENIOR NOTES, DUE JANUARY 2044

FINAL TERM SHEET

Dated January 15, 2014

Issuer:	Bank of America Corporation
Ratings of this Series:	Baa2 (Moody’s)/A- (S&P)/A (Fitch)
Title of the Series:	5.000% Senior Notes, due January 2044
Aggregate Principal Amount Initially Being Issued:	$2,000,000,000
Issue Price:	99.784%
Trade Date:	January 15, 2014
Settlement Date:	January 21, 2014 (T+3)
Maturity Date:	January 21, 2044
Ranking:	Senior
Minimum Denominations:	$2,000 and multiples of $1,000 in excess of $2,000
Day Count Fraction:	30/360
Interest Rate:	5.000% per annum
Interest Payment Dates:	January 21 and July 21 of each year, beginning July 21, 2014, subject to following business day convention (unadjusted).
Interest Periods:	Semi-annual
Treasury Benchmark:	30 year U.S. Treasury, due August 15, 2043
Treasury Yield:	3.814%
Treasury Benchmark Price:	96-21
Spread to Treasury Benchmark:	+120 bps
Reoffer Yield:	5.014%
Optional Redemption:	None
Listing:	None
Lead Manager and Sole Book-Runner:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Senior Co-Managers:	ABN AMRO Securities (USA) LLC, Banca IMI S.p.A., Commerz Markets LLC, Danske Markets Inc, Goldman, Sachs & Co., Lloyds Securities Inc., nabSecurities, LLC, PNC Capital Markets LLC, RBS Securities Inc., Scotia Capital (USA) Inc.
Junior Co-Managers:	Blaylock Robert Van, LLC, Samuel A. Ramirez & Company, Inc.
CUSIP:	06051GFC8
ISIN:	US06051GFC87

Bank of America Corporation (the “Issuer”) has filed a registration statement (including a pricing supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead manager will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll free at 1-800-294-1322. You may also request copies by e-mail from fixedincomeir@bankofamerica.com or dg.prospectus_requests@baml.com.